UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2021

_________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated July 29, 2021

Item 1

RELEVANT INFORMATION

Bogotá, July 29, 2021. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that Grupo Aval, Banco de Bogotá, Banco de Occidente, Fiduciaria Bogotá and Fiduciaria de Occidente entered into a shareholders’ agreement dated July 28, 2021, as a result of which Grupo Aval has become the direct controlling entity of Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”) pursuant to articles 260 and 261 of the Colombian Code of Commerce.

The execution of the aforementioned agreement does not imply any change in the share ownership of parties of the shareholder’s agreement or any modification of the beneficial ownership of Porvenir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel